SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                          AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 2)*

                           Aeolus Pharmaceuticals Inc.
                           ---------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    00765G109
                                    ---------
                                 (CUSIP Number)

                                November 21, 2005
                                 -----------------
              Date of Event which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)
      [x] Rule 13d-1(c)
      [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------                      --------------------------
CUSIP No.  00765G109                     13G          Page 2 of 12 Pages
--------------------------------                      --------------------------

--------------------------------------------------------------------------------

  1   NAME OF REPORTING PERSON

      Biotechnology Value Fund, L.P.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

--------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [X]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------

  3   SEC USE ONLY

--------------------------------------------------------------------------------

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------

                 5  SOLE VOTING POWER
   NUMBER OF
    SHARES          0
 BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY
     EACH        6  SHARED VOTING POWER
   REPORTING
    PERSON          484,538 (1)
     WITH
                ----------------------------------------------------------------

                 7  SOLE DISPOSITIVE POWER

                    0
                ----------------------------------------------------------------

                 8  SHARED DISPOSITIVE POWER

                    484,538 (1)
--------------------------------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      484,538 (1)

--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                            [ ]

--------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      3.3%(1)(2)

--------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

See attached for footnotes.

--------------------------------                      --------------------------
CUSIP No.  00765G109                     13G          Page 3 of 12 Pages
--------------------------------                      --------------------------

--------------------------------------------------------------------------------

  1   NAME OF REPORTING PERSON

      Biotechnology Value Fund II, L.P.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

--------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [X]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------

  3   SEC USE ONLY

--------------------------------------------------------------------------------

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------

                 5  SOLE VOTING POWER
   NUMBER OF
    SHARES          0
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY
     EACH        6  SHARED VOTING POWER
   REPORTING
    PERSON          334,349 (1)
     WITH       ----------------------------------------------------------------

                 7  SOLE DISPOSITIVE POWER

                    0
                ----------------------------------------------------------------

                 8  SHARED DISPOSITIVE POWER

                    334,349 (1)
--------------------------------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           334,349 (1)

--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                            [ ]

--------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      2.2%(1)(2)

--------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

See attached for footnotes.

--------------------------------                      --------------------------
CUSIP No.  00765G109                     13G          Page 4 of 12 Pages
--------------------------------                      --------------------------

--------------------------------------------------------------------------------

  1   NAME OF REPORTING PERSON

      BVF Investments, L.L.C.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

--------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [X]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------

  3   SEC USE ONLY

--------------------------------------------------------------------------------

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------

                 5  SOLE VOTING POWER
   NUMBER OF
    SHARES          0
 BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY
     EACH        6  SHARED VOTING POWER
   REPORTING
    PERSON          722,169 (1)
     WITH      -----------------------------------------------------------------

                 7  SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------

                 8  SHARED DISPOSITIVE POWER

                    722,169 (1)
--------------------------------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         722,169 (1)

--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             [ ]

--------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      4.9%(1)(2)

--------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON (See Instructions)

      OO
--------------------------------------------------------------------------------

See attached for footnotes.

--------------------------------                      --------------------------
CUSIP No.  00765G109                     13G          Page 5 of 12 Pages
--------------------------------                      --------------------------

--------------------------------------------------------------------------------

  1   NAME OF REPORTING PERSON

      Investment 10, LLC

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

--------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [X]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------

  3   SEC USE ONLY

--------------------------------------------------------------------------------

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
--------------------------------------------------------------------------------

                 5  SOLE VOTING POWER
   NUMBER OF
    SHARES          0
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY
     EACH        6  SHARED VOTING POWER
   REPORTING
    PERSON          80,762 (1)
     WITH
                ----------------------------------------------------------------

                 7  SOLE DISPOSITIVE POWER

                    0
                ----------------------------------------------------------------

                 8  SHARED DISPOSITIVE POWER

                    80,762 (1)
--------------------------------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          80,762 (1)

--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             [ ]

--------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.5%(1)(2)

--------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON (See Instructions)

      OO
--------------------------------------------------------------------------------

See attached for footnotes.

--------------------------------                      --------------------------
CUSIP No.  00765G109                     13G          Page 6 of 12 Pages
--------------------------------                      --------------------------

--------------------------------------------------------------------------------

  1   NAME OF REPORTING PERSON

      BVF Partners L.P.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

--------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [X]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------

  3   SEC USE ONLY

--------------------------------------------------------------------------------

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------

                 5  SOLE VOTING POWER
   NUMBER OF
    SHARES          0
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY
     EACH        6  SHARED VOTING POWER
   REPORTING
    PERSON         1,621,818 (1)
     WITH
                ----------------------------------------------------------------

                 7  SOLE DISPOSITIVE POWER

                    0
                ----------------------------------------------------------------

                 8  SHARED DISPOSITIVE POWER

                    1,621,818 (1)
--------------------------------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,621,818 (1)

--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             [ ]

--------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      10.9%(1)(2)

--------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

See attached for footnotes.

--------------------------------                      --------------------------
CUSIP No.  00765G109                     13G          Page 7 of 12 Pages
--------------------------------                      --------------------------

--------------------------------------------------------------------------------

  1   NAME OF REPORTING PERSON

      BVF Inc.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

--------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  [X]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------

  3   SEC USE ONLY

--------------------------------------------------------------------------------

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------

                 5  SOLE VOTING POWER
   NUMBER OF
    SHARES          0
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY
     EACH        6  SHARED VOTING POWER
   REPORTING
    PERSON          1,621,818 (1)
     WITH       ----------------------------------------------------------------

                 7  SOLE DISPOSITIVE POWER

                    0
                ----------------------------------------------------------------

                 8  SHARED DISPOSITIVE POWER

                    1,621,818 (1)
--------------------------------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,621,818 (1)

--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             [ ]

--------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      10.9%(1)(2)

--------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON (See Instructions)

      IA, CO
--------------------------------------------------------------------------------

See attached for footnotes.

--------------------------------                      --------------------------
CUSIP No.  00765G109                     13G          Page 8 of 12 Pages
--------------------------------                      --------------------------

The following footnotes relate to pages 2 thru 7:

(1) With respect to each Reporting Person, the following securities are held, as follows (See Items 2(a) and 2(d) for defined terms for each entity and all other capitalized terms below):

  Security Type      BVF       BVF2   Investments  ILL10   Partners    BVF Inc.
--------------------------------------------------------------------------------
Preferred Stock      37,000     24,000    57,832    6,168    125,000    125,000

Common Stock        240,538    170,349   350,841   40,090    801,818    801,818

Warrants            170,000    116,000   255,664   28,336    570,000    570,000
------------

The Warrants may be exercised at any time until expiration for shares of the issuer's Common Stock at an exercise price of $0.40 per share or $1.00 per share, as applicable (each subject to adjustment). The Warrants are exercisable until April 19, 2009 or November 21, 2010, as applicable.

Each share of Preferred Stock is convertible into two shares of Common Stock at a conversion price of $1.00 per share (subject to adjustment).

(2) The percentage calculations are based on 14,897,263 shares of Common Stock outstanding determined as follows: (x) 14,077,263 shares of Common Stock outstanding as of January 27, 2006 plus (y) 820,000 shares of Common Stock issuable upon conversion of the Preferred Stock and the exercise of the Warrants held by the Reporting Persons.

--------------------------------                      --------------------------
CUSIP No.  00765G109                     13G          Page 9 of 12 Pages
--------------------------------                      --------------------------

Item 1(a). Name of Issuer:

     Aeolus Pharmaceuticals, Inc. ("Aeolus")


Item 1(b). Address of Issuer's Principal Executive Offices:

     23811 Inverness Place
     Laguna Niguel, California 92677

Item 2(a). Names of Person Filing

     This Amendment No. 2 to Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons"):

     (i)     Biotechnology Value Fund, L.P. ("BVF")

     (ii)    Biotechnology Value Fund II, L.P. ("BVF2")

     (iii)   BVF Investments, L.L.C. ("Investments")

     (iv)    Investment 10, L.L.C. ("ILL10")

     (v)     BVF Partners L.P. ("Partners")

     (vi)    BVF Inc. ("BVF Inc.")


Item 2(b). Address of Principal Business Office or, if none, Residence:

     The principal business office of the Reporting Persons comprising the group filing this Amendment No. 2 to Schedule 13G is located at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois, 60611.

Item 2(c). Citizenship or Place of Organization:

     BVF:              a Delaware limited partnership
     BVF2:             a Delaware limited partnership
     Investments:      a Delaware limited liability company
     ILL10:            an Illinois limited liability company
     Partners:         a Delaware limited partnership
     BVF Inc.:         a Delaware corporation

--------------------------------                      --------------------------
CUSIP No.  00765G109                     13G          Page 10 of 12 Pages
--------------------------------                      --------------------------

Item 2(d). Title of Class of Securities:

     This Amendment No. 2 to Schedule 13G is being filed with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Aeolus. The Reporting Persons' percentage ownership of Common Stock is based on (i) 14,077,263 shares of Common Stock being outstanding as of January 27, 2006, as reported in Aeolus' proxy statement filed with the Securities and Exchange Commission on January 30, 2006, (ii) the beneficial ownership by the Reporting Persons of 570,000 warrants (the "Warrants") to purchase an equivalent number of shares of the Common Stock and (iii) the beneficial ownership by the Reporting Persons of 125,000 shares of Series A Convertible Preferred Stock (the "Preferred Stock") initialy exercisable into 250,000 shares of Common Stock. See the discussion in footnote (1) for a further description of the Warrants and Preferred Stock.

     As of January 9, 2006, (i) BVF beneficially owned 484,538 shares of Common Stock, of which 74,000 shares are attributable to Preferred Stock and 170,000 shares are attributable to Warrants; (ii) BVF2 beneficially owned 334,349 shares of Common Stock, of which 48,000 shares are attributable to Preferred Stock and 116,000 shares are attributable to Warrants; (iii) Investments beneficially owned 722,169 shares of Common Stock, of which 115,664 shares are attributable to Preferred Stock and 255,664 shares are attributable to Warrants; and (iv) ILL10 beneficially owned 80,762 shares of Common Stock, of which 12,336 shares are attributable to Preferred Stock and 28,336 shares are attributable to
Warrants. Beneficial ownership by Partners and BVF Inc. includes 1,621,818 shares of Common Stock, of which 250,000 shares are attributable to Preferred Stock and 570,000 shares are attributable to Warrants.

Item 2(e). CUSIP Number:

     00765G109

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(B), or 13d-2(B) or (C) Check Whether the Person Filing is: One of the Following

     Not applicable as this Amendment No. 2 to Schedule 13G is filed pursuant to Rule 13d-1(c).

Item 4. Ownership

     The information in items 1 and 5 through 11 on the cover pages (pp. 2 - 7) on this Amendment No. 2 to Schedule 13G is hereby incorporated by reference.

Item 5. Ownership of 5 Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following. | |

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person

     Pursuant to the operating agreement of Investments, Partners is authorized, among other things, to invest funds of Ziff Asset Management, L.P., the majority member of Investments, in shares of Preferred Stock, Common Stock and Warrants described herein and to vote and exercise dispositive power over those securities. Partners and BVF Inc. share voting and dispositive power over the shares of Preferred Stock, Common Stock and the Warrants beneficially owned by BVF, BVF2, Investments and those owned by ILL10, on whose behalf Partners acts as investment manager and, accordingly, Partners and BVF Inc. have beneficial ownership of all of the shares of Preferred Stock, Common Stock and Warrants held by such parties.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company

     Not Applicable.

Item 8.  Identification and Classification of Members of the Group

     Not Applicable.

Item 9.  Notice of Dissolution of Group

     Not Applicable.

--------------------------------                      --------------------------
CUSIP No.  00765G109                     13G          Page 11 of 12 Pages
--------------------------------                      --------------------------

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2006

        BIOTECHNOLOGY VALUE FUND, L.P.

        By: BVF Partners L.P., its general partner

            By: BVF Inc., its general partner

                By: /s/  MARK N. LAMPERT
                    ----------------------------
                    Mark N. Lampert
                    President

        BIOTECHNOLOGY VALUE FUND II, L.P.

        By: BVF Partners L.P., its general partner

            By: BVF Inc., its general partner

                By: /s/  MARK N. LAMPERT
                    ----------------------------
                    Mark N. Lampert
                    President

        BVF INVESTMENTS, L.L.C.

        By: BVF Partners L.P., its manager

            By: BVF Inc., its general partner

                By: /s/  MARK N. LAMPERT
                    ----------------------------
                    Mark N. Lampert
                    President


        INVESTMENT 10, L.L.C.

        By: BVF Partners L.P., its attorney-in-fact

            By: BVF Inc., its general partner

--------------------------------                      --------------------------
CUSIP No.  00765G109                     13G          Page 12 of 12 Pages
--------------------------------                      --------------------------

                By: /s/  MARK N. LAMPERT
                    ----------------------------
                    Mark N. Lampert
                    President

        BVF PARTNERS L.P.

        By: BVF Inc., its general partner

                By: /s/  MARK N. LAMPERT
                    ----------------------------
                    Mark N. Lampert
                    President

        BVF INC.

                By: /s/  MARK N. LAMPERT
                    ----------------------------
                    Mark N. Lampert
                    President